FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 17, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant's name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Statement regarding anticipated syndicated loan facility.

2.	Statement regarding amendment of the Republic of China "Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals".

The information contained in this report is incorporated by reference into Registration Statement No. 333-115258.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 17, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp. expects to enter into a syndicated financing facility on June 18, 2004, providing for credit facilities in an aggregate principal amount equivalent to approximately NT$60 billion. The agent for the facility is Bank of Taiwan, and the syndicate is expected to include 32 financial institutions. The facility is expected to consist of three tranches: a seven-year amortizing term loan in the amount of NT$49 billion; a seven-year amortizing term loan in the amount of US$150 million; and a guarantee facility in the amount of NT$6 billion for the guarantee of issuances of corporate bonds by AU Optronics Corp. AU Optronics Corp. expects to use the proceeds from any drawdowns under the facility to finance the purchase of machinery and equipment and to provide a portion of the financing of the construction of its TFT-LCD manufacturing plant in the Taichung Science Park.

Item 2

On June 15, 2004, the Executive Yuan of the Republic of China (the "ROC") announced certain amendments to the "Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals", which became effective on June 17, 2004. As a result, non-ROC persons wishing to withdraw and hold AU Optronics Corp.'s common shares from its American Depositary Receipt facility will no longer be required to obtain approval from the Central Bank of China. Such persons, however, would still be required to obtain a foreign investor investment identification issued pursuant to the above-mentioned regulations and to appoint an eligible agent in the ROC to open a securities trading account and a bank account as well as to appoint a custodian bank in the ROC.